UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2002

CELANESE AG
(Exact name of Registrant as Specified in its Charter)

CELANESE CORPORATION
(Translation of Registrant’s name into English)

Frankfurter Strasse 111
61476 Kronberg/Ts., Germany
(Address of Principal Executive Offices)

     Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F _X_	Form 40-F ___

     Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___	No _X_

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-________. Page 1

CELANESE AG

On February 7, 2002 Celanese AG, a stock corporation organized under the laws of the Federal Republic of Germany, issued an investor information release relating to the key figures from the Consolidated Financial Statements for 2001, which release is attached as Exhibit 99.1 hereto and incorporated by reference herein.

EXHIBITS

Exhibit No.	Exhibit
99.1	Investor information release dated February 7, 2002 relating to the key figures from the Consolidated Financial Statements for 2001

Page 3

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELANESE AG (Registrant)
By: Name : Title:	/s/ P. W. Premdas ———————— Perry W. Premdas Member of the Management Board (Chief Financial Officer)

Date: February 7, 2002 Page 4

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Investor information release dated February 7, 2002 relating to the key figures from the Consolidated Financial Statements for 2001